Caterpillar Inc. (CAT)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Caterpillar shareholder since 1997

Vote FOR Proposal 6 at Caterpillar’s (“CAT” or “the Company”) shareholder meeting on June 14, 2023.

The Proposal’s Resolved Clause:

RESOLVED: Shareholders request that the Board of Directors conduct an evaluation and issue a report (at reasonable cost, omitting confidential or proprietary information) describing if, and how, Caterpillar lobbying and policy influence activities (both direct and indirect through trade associations, coalitions, alliances, and other organizations) align with the goal of the Paris Agreement to limit average global warming to well below 2°C above pre-industrial levels, and to pursue efforts to limit temperature increase to 1.5°C, and how Caterpillar plans to mitigate the risks presented by any misalignment.

Summary

Caterpillar supports the goals of the Paris Agreement to limit global temperature rise and is committed to contributing to a reduced-carbon future1. The Company shares the concerns of governments and the public about the risks of climate change and supports global efforts to mitigate it2. The Company has demonstrated its commitment by setting a science-based Scope 1 and 2 absolute GHG emissions reduction goal of 30% by 2030 and by continuing to invest in products, technologies, and services to help customers achieve their climate-related objectives.

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1 https://www.caterpillar.com/en/company/sustainability/energy-climate.html

2 https://www.caterpillar.com/en/company/sustainability/sustainability-report/focused-areas/energy-emissions.html

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Because climate change is a systemic risk and a global challenge, public policy is playing a critical role in establishing the ground rules that allow companies, such as Caterpillar, the ability to transition to a low-carbon economy. Supportive public policy can significantly enhance a company’s ability to meet its climate related commitments and it has been recognized by investors as central to the urgent need to reduce greenhouse gas emissions to reach the temperature goals of the Paris Agreement. In Caterpillar’s inaugural lobbying report3, the Company has further recognized the need for it to extend its reduced-carbon future commitment to the Company’s public policy efforts. Indeed, Caterpillar’s public policy engagement and lobbying, both direct and indirect through third party organizations, must be coordinated with its climate strategy and with the Paris Agreement goal. Corporate lobbying that is inconsistent with the Paris Agreement presents increasingly material risks to companies and their shareholders, as delays in emissions reductions undermine political stability, damage infrastructure, impair access to finance and insurance, and exacerbate health risks and costs. To help mitigate such risks, it is important for Caterpillar to provide a more detailed evaluation of the consistency between its policy engagement and its climate-related goals and those of the Paris Agreement as well as the timing and steps to the Company’s approach when misalignment is identified with trade and industry associations.

Caterpillar’s recently published 2022 Lobbying Report includes trade association memberships and selective disclosure of company and trade association support for climate-related legislation. However, the report:

•	Does not provide a misalignment review for all organizations that engage on climate-related public policy of which it is a member of, or the positions Company management holds in each;
•	Does not provide context on what is reviewed by the company to determine industry trade association misalignment (public statements, comments to regulators, lawsuits, lobbying, etc.)
•	Does not describe the timeline to the escalating steps outlined in the ‘Approach to Misalignment’ on p. 13 or the specific criteria that would lead Caterpillar to terminate membership in a trade association if there is misalignment identified with Caterpillar’s priorities or strategy, which includes the goal of the Paris Agreement.

The proposal is not asking that Caterpillar be 100% aligned with each organization that it is a member of. However, when Company resources are being expended to directly or indirectly influence public policy that has an impact on the Company’s enterprise strategy, Caterpillar should identify if such lobbying expenditures are aligned or misaligned with the goal of the Paris Agreement. Ultimately, public policy influences Caterpillar’s ability to fulfil its public climate-related commitments.

Investors increasingly expect companies to report how their lobbying activities align with the goal of the Paris Agreement, as evident by The Global Standard on Responsible Climate Lobbying4 which is backed by investors and networks representing $130 trillion in assets.

Rationale

1.	Caterpillar’s Climate Change Commitments

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3 https://www.caterpillar.com/en/company/governance/political-engagement.html

4 https://climate-lobbying.com/

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Caterpillar has made significant commitments to address climate change risk. In its recently released 2022 Sustainability Report5, the Company published its first TCFD report and provided its first ever public disclosure of Scope 3 GHG emissions, including the use of sold products, by using the GHG Protocol. Furthermore, Caterpillar has set the above-mentioned GHG emissions reduction targets and deployed new products and prototypes that contribute to its lower-carbon transition, including the development of an all-electric mining fleet for the world’s first zero-emissions mine in Canada. These are all much welcomed developments, however, mitigating the climate-related risks that Caterpillar itself has identified in its 2022 Annual Form 10-K will ultimately depend on more decisively reducing overall greenhouse gas emissions quickly, which will require an accelerated pace by governments to implement meaningful policy frameworks for a low-carbon energy transition.6 Such need for decisive policy related action was recently reiterated in the UN‘s IPCC synthesis report which noted that, although it is still possible, the pathway to achieving the goal of limiting global warming to 1.5 degrees Celsius is rapidly closing.7

2.	Supportive public policies are needed to accomplish the Paris Agreement’s goal and investors are increasingly requesting disclosure of climate lobbying information.

Without robust and supportive public policies, the Paris Agreement’s broader goals, whose achievement is necessary to avoid the most catastrophic impacts of climate change, will not be accomplished. Lobbying by companies in support of climate change action can help accelerate the development and implementation of policies to meet the goals of the Paris Agreement.8 To this end, there is a need for more transparency around companies’ political activity, both direct and indirect, for investors to properly assess the reputational risk and potential damage to shareholder value from any incongruencies identified between a company’s political expenditures and its publicly stated priorities on climate.

In response to this need, investors and investor networks that collectively have more than 3,800 members and signatories representing more than $130 trillion AUM released the Global Standard on Responsible Corporate Climate Lobbying9 (“The Standard”) in April 2022. The Standard is a framework for assessing both direct and indirect corporate lobbying in a relevant, systematic, and credible manner.

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5 https://s7d2.scene7.com/is/content/Caterpillar/CM20230428-315ef-024e2

6 See ‘Why Climate Lobbying Matters’ on pp. 7-8 of the PRI’s Converging on Climate Lobbying report at https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf

7 See the full AR6 Synthesis Report: Climate Change 2023 at https://www.ipcc.ch/report/sixth-assessment-report-cycle/

8 See the London School of Economics Feb. 2022 Policy Brief on Company Lobbying and Climate Change at https://www.lse.ac.uk/granthaminstitute/wp-content/uploads/2022/02/Company-lobbying-and-climate-change_good-governance-for-Paris-aligned-outcomes.pdf

9 See relevant resources at https://climate-lobbying.com/apply-global-standard/

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Investors backing the Standard have recognized the centrality of ambitious climate policy and responsible corporate climate lobbying to limiting global warming to 1.5⁰C and have understood that the time to demonstrate full application of the responsible corporate climate lobbying standard as a matter of urgency is now.10

As further evidence, there were close to 46 shareholder proposals requesting enhanced lobbying transparency filed and 18 proposals withdrawn after proponents came to an agreement with companies.11 Support for shareholder proposals on corporate political activity in 2022 averaged 33%,12 which was lower when compared to the record average support of 43% in 2021, including 5 majority votes.13 Notwithstanding the decrease in average support, which can be attributed to the restrictive nature of certain resolutions, the uptick of corporate political activity resolutions filed at companies with dual-class structures, and an increase in resolutions submitted by politically conservative groups, investors have demonstrated that they are increasingly concerned with the risks inherent in corporate lobbying on public policy issues.

3.	Caterpillar’s peers in the US and Europe are issuing policy alignment reports.

Corporate best practice on lobbying disclosure is evolving, both on spending transparency and consistency of public policy positions. While investors appreciate Caterpillar’s issuance of its first lobbying report and its commitment to re-issue annually, many of Caterpillar’s peers, including major companies in the Climate Action 100+, have more fully disclosed lobbying policy alignment reports. A recent report from the Interfaith Center on Corporate Responsibility surveyed lobbying alignment reports from over 70 global companies and identified key elements of best practice.14

•	Many leading companies are producing reports which assess the alignment between company positions on climate change and the positions and lobbying of their key trade associations.[15] Examples of companies producing such reports include BP16, CSX, Ford Motor Company, GM, and Shell.[17]

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10 See the Investor Statement of Intent: Global Standard on Responsible Climate Lobbying at https://climate-lobbying.com/wp-content/uploads/2022/03/2022_investor-statement-of-intent_GlobalStandard-Responsible-Climate-Lobbying.pdf

11 https://www.ceres.org/news-center/press-releases/record-number-negotiated-agreements-between-investors-and-companies-2022

12 https://www.conference-board.org/blog/environmental-social-governance/Corporate-Political-Activity-Shareholder-Proposals-2022

13 https://www.asyousow.org/press-releases/2022/7/12/proxy-season-esg-shareholder-resolutions-define-corporate-risks

14 https://www.iccr.org/sites/default/files/leadinglobbyingpracticestodrive1.5cpolicy_final.pdf

15 https://www.washingtonpost.com/climate-environment/2020/02/25/bp-pull-out-trade-groups-over-climate-policies/

16 https://www.bp.com/en/global/corporate/news-and-insights/bp-magazine/bp-releases-trade-associations-report.html

17 https://www.shell.com/media/news-and-media-releases/2019/shell-publishes-reports-on-industry-associations-sustainability.html

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•	Caterpillar’s trade association disclosure lags many of its peer group members which disclose their trade associations payments and the actual amounts used for lobbying, including 3M, Becton Dickinson, Boston Scientific, Bristol-Myers Squibb, Johnson & Johnson, Medtronic, Merck, and United Technologies.[18]

4.	CAT does not adequately disclose: (1) A misalignment review for all organizations that engage on climate-related public policy; (2) A timeline of the escalating steps that CAT will take when misalignment is identified with a trade or industry association; and (3) How risks from misalignment would be mitigated.

In its opposition statement, Caterpillar states that it has disclosed a list of select trade associations on which the Company is a member of and the climate-lobbying efforts of such trade associations. This proposal is instead asking for Caterpillar to conduct an evaluation and issue a report on how the policy influence activities of not just a select, but all U.S. trade and industry associations that it is a member of would align or misalign with the goals of the Paris Agreement that the Company supports. Furthermore, Caterpillar has not disclosed its rationale for selecting the 6 out of the 24 U.S. trade and industry associations where membership dues are used for federal lobbying as reported in CAT’s 2022 lobbying report.

In addition, the trade association review simply highlights some of the climate-related work that the 6 industry associations have conducted without properly indicating the alignment status and more importantly the assessment criteria that was used to determine the alignment or misalignment of each of the 6 trade and industry associations.

While it is best practice to include the percentage of membership dues used for federal lobbying, the list of CAT’s U.S. trade and industry association memberships in 2022 included on page 8 of the Company’s lobbying report does not include the actual amounts paid to each organization.

When it comes to Caterpillar’s approach to misalignment, the Company has disclosed that it would address misalignment with CAT’s priorities or strategy by either engaging with the misaligned association, trying to move its position toward CAT’s own position, or evaluating if continued membership is warranted. What the Company does not disclose is a timeline for each of the escalating steps and the specific criteria that would lead Caterpillar to terminate membership in a misaligned trade association.

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18 3M, Becton Dickinson, Bristol-Myers Squibb and Merck disclose their trade association payments used for lobbying. Boston Scientific, Johnson & Johnson, Medtronic, and United Technologies also disclose their trade association payments, as well as the amounts of those payments used for lobbying.

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When there is misalignment between the lobbying of member organizations and the Company’s strategy, the Company should disclose how it would specifically mitigate the risks that such a misalignment would create. It is a given that positions do not always completely align with those adopted by industry and trade associations, however, shareholders should be properly informed of such misalignments when company resources are being expended to influence policy that could have a material effect on Caterpillar’s business.

Analysis of CAT’s climate policy engagement

InfluenceMap is a nonprofit, non-partisan think tank that operates the world's leading system for tracking corporate climate policy engagement. InfluenceMap rates companies’ policy engagement on a scale of A to F. CAT received a D-, the second lowest score possible, indicating that the company’s direct engagement on climate policy aligned with the Paris Agreement is lacking.

Their analysis of CAT’s policy advocacy determined that CAT “appears to have limited transparent engagement with climate policy from 2019-2023.” Furthermore, InfluenceMap notes that the company remains a member of numerous industry associations actively lobbying against climate policy around the world and Caterpillar executives serve on the Board of Directors at both the National Association of Manufactures and the US Chamber of Commerce, “both of which are actively obstructing US climate policy, including the Build Back Better and Inflation Reduction Act19”.

Caterpillar included the U.S. Chamber of Commerce and the National Association of Manufactures as 2 out of the 6 trade associations it selectively highlighted in the climate lobbying portion of its lobbying report. This is concerning given the negative assessment that these organizations receive from InfluenceMap when it comes to climate policy efforts in the US.

Engagement history

John Chevedden engaged in constructive dialogue with Caterpillar, speaking with staff over the phone on March 9 at 8am CT. However, the proponent and the company were unable to reach an agreement, and John Chevedden decided against withdrawing the resolution.

Investors have a five-year record of engagement with Caterpillar under the CA100+ initiative, but Caterpillar still scores poorly on the Climate Policy Engagement indicator of the Net Zero Company Benchmark, only meeting 1 out of 6 criteria under the indicator.20

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19 See Caterpillar’s InfluenceMap report at https://lobbymap.org/company/Caterpillar-23fa28232337f0149d9f7c694a2e5325/projectlink/Caterpillar-In-Climate-Change

20 https://www.climateaction100.org/company/caterpillar-inc/

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Conclusion

For all of the above reasons, I believe that CAT shareholders would benefit from the additional and best practice disclosures regarding lobbying and public policy advocacy. Issuing the requested report would allow CAT to not only meet the expectations of investors, but also to join the leaders among its peers in the business community. The fact that the Company has already published its first lobbying report would suggest that further disclosing how each direct and indirect policy influence activity aligns or misaligns with the Goal of the Paris Agreement would not be a burden to the Company.

Vote FOR proposal #6, Report on CAT’s Lobbying and Policy Influence Activities, on CAT’s proxy card.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

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